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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999



                             CONTENTS

                                                                        Page

Statements of Income                                                       1

Balance Sheets                                                             2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                               3

Statements of Cost of Operation                                            4

Price Per Ton of Coal Deliveries                                           5

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
                    CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999
                                (UNAUDITED)
                                                                               Three
                                                                               Months
                                                   Month Ended                 Ended
                                   October 31,  November 30,  December 31,  December 31,
                                       1999         1999          1999          1999
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .  $833          $930          $962         $2,725

COST OF OPERATION. . . . . . . . . .   814           915           938          2,667

OPERATING INCOME . . . . . . . . . .    19            15            24             58

INTEREST CHARGES . . . . . . . . . .    -             -             (9)            (9)

INCOME BEFORE FEDERAL INCOME TAXES .    19            15            15             49

FEDERAL INCOME TAX EXPENSE (CREDIT).    13             9             9             31

NET INCOME . . . . . . . . . . . . .  $  6          $  6          $  6         $   18

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
                    CONESVILLE COAL PREPARATION COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1999
                                (UNAUDITED)
                                                 October 31,   November 30,  December 31,
                                                     1999          1999          1999
                                                              (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .   $2,209        $2,209        $2,208
  Accumulated Amortization. . . . . . . . . . . .      557           600           669
         NET MINING PLANT . . . . . . . . . . . .    1,652         1,609         1,539

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .      867           860           853

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .       17            16            11
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .        3             3            10
    Affiliated Companies. . . . . . . . . . . . .      729         1,326           723
  Materials and Supplies. . . . . . . . . . . . .      885           895           899
  Other . . . . . . . . . . . . . . . . . . . . .        9             8            13
         TOTAL CURRENT ASSETS . . . . . . . . . .    1,643         2,248         1,656

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .      768           781           713

REGULATORY ASSETS . . . . . . . . . . . . . . . .      248           327           323

DEFERRED CHARGES. . . . . . . . . . . . . . . . .      179            72            14

           TOTAL. . . . . . . . . . . . . . . . .   $5,357        $5,897        $5,098

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .   $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .      400           400           400
  Retained Earnings . . . . . . . . . . . . . . .      948           954           960
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .    1,448         1,454         1,460

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    1,915         2,031         2,029

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .       97           111           128
    Affiliated Companies. . . . . . . . . . . . .      512           599           395
  Accrued Rent. . . . . . . . . . . . . . . . . .      289           602          -
  Other . . . . . . . . . . . . . . . . . . . . .      583           607           613
         TOTAL CURRENT LIABILITIES. . . . . . . .    1,481         1,919         1,136

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .      513           493           473

           TOTAL. . . . . . . . . . . . . . . . .   $5,357        $5,897        $5,098

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
                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                    BILLINGS FOR COAL WASHING SERVICES
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal                      Service
Conesville Plant*             Input     Rejects     Output     Unit Price     Billings
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
October 1999 . . . . . . . . 205,942     27,568     178,374       $4.67        $833

November 1999. . . . . . . . 223,136     24,372     198,764       $4.68        $930

December 1999. . . . . . . . 226,956     33,458     193,498       $4.97        $962


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.
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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                                             Three
                                                                             Months
                                              October  November   December   Ended
                                                1999     1999       1999    12/31/99
                                                           (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . $ 83     $ 74       $ 87     $  244
Benefits-UMW* . . . . . . . . . . . . . . . . .   80       74         70        224
Office Salaries and Benefits. . . . . . . . . .   89       95         74        258
Operating Materials . . . . . . . . . . . . . .   43       64         50        157
Maintenance - Materials and Services. . . . . .  131       39         58        228
Electricity . . . . . . . . . . . . . . . . . .   52       54         77        183
Other Billed Services . . . . . . . . . . . . .   26       19         11         56
Rent. . . . . . . . . . . . . . . . . . . . . .  337      336        336      1,009
Amortization of Deferred Gain on Sale of Plant.  (19)     (20)       (20)       (59)
Depreciation. . . . . . . . . . . . . . . . . .   37       37         37        111
Cleaning Cost Normalization** . . . . . . . . .  (56)     101        128        173
Other . . . . . . . . . . . . . . . . . . . . .   11       42         30         83

      Total . . . . . . . . . . . . . . . . . . $814     $915       $938     $2,667

 * United Mine Workers of America.
** Represents  the  deferral/accrual  required to  establish revenue based on fore-
   casted results for  the  remainder of  the year.  The  amount  of cleaning  cost normalization is established on an "overall" company  basis (i.e., not itemized)
   and is eliminated by year-end.

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
                      COLUMBUS SOUTHERN POWER COMPANY
                     PRICE PER TON OF COAL DELIVERIES
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999


                                               October     November   December
                                                 1999        1999       1999
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . .  $29.70 *    $29.89 *   $31.14 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
      Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.
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